UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Conn’s, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
208242107
(CUSIP Number)
Ronald M. Clark
The Stephens Group, LLC
100 Morgan Keegan Drive, Suite 500
Little Rock, AR 72202
(501) 377-2356
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS The Stephens Group, LLC 20-4948475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC OO

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS W. R. Stephens, Jr. Revocable Trust N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		619

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		619

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Based on 31,758,210 shares of common stock outstanding as of December 3, 2010.

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS Snow Lake Holdings, Inc. 71-0816760

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		1,145

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,145

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,145

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.00%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*Based on 31,758,210 shares of common stock outstanding as of December 3, 2010.

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS Jon E. M. Jacoby N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		79,976 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,976 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,976

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.25%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Based on 31,758,210 shares of common stock outstanding as of December 3, 2010.
(1) His ownership includes 9,976 shares owned individually as to which Mr. Jacoby has sole voting power and sole dispositive power. Also includes 70,000 shares which Mr. Jacoby has the right to receive upon the exercise of options exercisable on or within 60 days of the date of the filing of this Schedule 13D as to which Mr. Jacoby has sole voting power and sole dispositive power.

CUSIP No.	208242107

1	NAMES OF REPORTING PERSONS SG-1890, LLC 26-1566670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		8,415,991

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,415,991

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,415,991

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.50%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*Based on 31,758,210 shares of common stock outstanding as of December 3, 2010.

ITEM 1. SECURITY AND ISSUER.
This Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Common Stock”) of Conn’s, Inc., a Delaware corporation (“the Company”) and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 3295 College Street, Beaumont, TX 77701. This Amendment amends and restates the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by the Reporting Persons (as defined below) on February 6, 2009, as amended on February 12, 2010 and October 26, 2010.
ITEM 2. IDENTITY AND BACKGROUND.
This Amendment is filed jointly by and for the entities and persons listed below, all of whom together are referred to as the “Reporting Persons” or individually as a “Reporting Person.” The Reporting Persons below, with the exception of The Stephens Group, LLC, are referred to as the “Rights Participants.”
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors or board of managers, as applicable, of each of the applicable Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.
(i)	The Stephens Group, LLC. (“The Stephens Group”)

The Stephens Group is an Arkansas manager-managed limited liability company. It is managed by a Board of Managers consisting of the following individuals: W. R. Stephens, Jr., Elizabeth S. Campbell, Craig D. Campbell, Jon E. M. Jacoby, K. Rick Turner, Ronald M. Clark, Robert L. Schulte, C. Ray Gash, William S. Walker and Emon A. Mahony, Jr.

(ii)	Snow Lake Holdings, Inc. (“Snow Lake”)

Snow Lake is a Nevada corporation. It is managed by a Board of Directors consisting of the following individuals: Elizabeth S. Campbell, Craig D. Campbell and Robert L. Schulte.

(iii)	Jon E. M. Jacoby.

Jon E. M. Jacoby is a Director of the Company. He is also a Vice Chairman and Senior Managing Director of The Stephens Group.

(iv)	SG-1890, LLC. (“SG-1890”)

SG-1890 is an Arkansas manager-managed limited liability company. The sole manager is The Stephens Group. W. R. Stephens, Jr., as Co-Chairman and Chief Executive Officer of The Stephens Group, has the ability to make decisions for SG-1890.

(v)	W. R. Stephens, Jr. Revocable Trust (“Trust”)

The Trust is a revocable trust formed under the laws of the State of Arkansas. W. R. Stephens, Jr. is the sole trustee of the Trust.
The Stephens Group, Snow Lake and SG-1890 are each in the business of managing or holding investments. Each of the individual persons listed above is a citizen of the United States of America. The business address of each Reporting Person and their respective managers, directors, officers and trustee, as applicable, is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.
The Reporting Persons and Listed Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
The Reporting Persons and Listed Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
As described in Item 4. below, each of the Rights Participants participated in the Rights Offering (as defined below) of the Company. The Trust and Snow Lake used their working capital to fund their respective investment participation in the Rights Offering. SG-1890 used funds provided by an affiliate to fund its investment participation in the Rights Offering. Jon E. M. Jacoby used his personal funds to participate in the Rights Offering.
ITEM 4. PURPOSE OF TRANSACTION.
The purpose of this Amendment is to report that since the filing of the Statement on February 6, 2009, as amended on February 12, 2010 and October 26, 2010, a material change has occurred in the percentage of shares of Common Stock beneficially owned by the Rights Participants as a result of their respective participation in the Company’s Rights Offering.
On November 8, 2010, the Company initiated a rights offering (the “Rights Offering”) whereby stockholders of record as of the close of business on November 1, 2010 (the “Record Date”) received one transferrable subscription right for every share of Common Stock held by them as of such date. Each subscription right represented the right to purchase 0.41155 shares of Common Stock, at a subscription price of $2.70 per share, and an oversubscription privilege to purchase additional shares of Common Stock to the extent subscription rights were not exercised by other holders.
As of the Record Date, the Reporting Persons collectively owned 5,841,857 shares of Common Stock, representing approximately 25.97% of the outstanding shares.
On November 23, 2010, the Rights Participants exercised their rights to subscribe for and to purchase an aggregate of 2,652,626 shares of Common Stock, including shares from the exercise of their oversubscription privileges, in exchange for aggregate cash consideration of $7,162,089. The Rights Offering closed on November 23, 2010. After the closing, the Reporting Persons collectively owned 8,497,731 shares of Common Stock, representing approximately 26.8% of the outstanding shares.
For more information on the terms of the Rights Offering, please see the Company’s (i) Current Reports on Form 8-K which were filed with the Securities and Exchange Commission on October 22, 2010, November 8, 2010 and December 2, 2010, (ii) Prospectus Supplement on Form 424B5 filed on November 8, 2010, (iii) Free Writing Prospectus filed on November 8, 2010, and (iv) Prospectus Supplement on Form 424B5 filed on November 30, 2010.
The shares of Common Stock acquired by the Rights Participants pursuant to the Rights Offering were primarily for investment purposes.
Although neither Reporting Persons nor, to the best knowledge of each Reporting Persons, any of the Listed Persons have any specific plan or present proposal to acquire additional shares of Common Stock or to dispose of the Common Stock, each of the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company’s financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons’ business, and general economic, monetary and stock market conditions.
The Reporting Persons may engage in communications with one or more stockholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the strategic alternatives that may be available to the Company. The Reporting Persons may discuss ideas that, if effected, may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
Except to the extent the foregoing, including the Rights Offering, may be deemed a plan or proposal, none of the Reporting Persons nor, to the best knowledge of each Reporting Persons, any of the Listed Persons, have definite plans or present proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters, but, except to the extent the foregoing may be deemed a plan or proposal, they have no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a, b) The following table discloses the beneficial ownership of the Common Stock by the Reporting Persons after the closing of the Rights Offering.

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares	Sole	Shared	Sole	Shared
SG-1890, LLC	8,415,991	26.50%	8,415,991	0	8,415,991	0
Snow Lake Holdings, Inc	1,145	0.00%	1,145	0	1,145	0
W.R. Stephens, Jr. Revocable Trust	619	0.00%	619	0	619	0
Jon E. M. Jacoby	79,976	0.25%	79,976	0	79,976	0
(c) Except as described in this Statement, the Reporting Persons have not effected any transaction in shares of the Company’s Common Stock during the 60 days preceding the date hereof.
(d) Not applicable
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None, other than as described in this Statement.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

* Exhibit 1	Agreement to File Joint Schedule 13D
* Exhibit 2	Power of Attorney executed by Reporting Persons

*	filed previously

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2010	By:	/s/ Ronald M. Clark
		Name:	Ronald M. Clark
Attorney-in-Fact for:
THE STEPHENS GROUP, LLC (1)
W. R. STEPHENS, JR. REVOCABLE TRUST (1)
SNOW LAKE HOLDINGS, INC. (1)
JON E. M. JACOBY (1)
SG-1890, LLC (1)
(1) A Power of Attorney authorizing Ronald M. Clark to act
on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I
MANAGERS/DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS
The Stephens Group, LLC
The Stephens Group, LLC is an Arkansas manager-managed limited liability company (“The Stephens Group”). It is managed by a Board of Managers. The following sets forth the name and position, if any, of each manager of The Stephens Group. Each such person is a citizen of the United States of America. The business address of each manager is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.

Name	Position
W. R. Stephens, Jr.	Co-Chairman and Chief Executive Officer
Elizabeth S. Campbell	Co-Chairman
Craig D. Campbell	Vice Chairman
Jon E. M. Jacoby	Vice Chairman & Senior Managing Director
K. Rick Turner	Senior Managing Director
Ronald M. Clark	Chief Operating Officer & General Counsel
Robert L. Schulte	Chief Financial Officer
C. Ray Gash	Manager
William S. Walker	Manager
Emon A. Mahony, Jr.	Manager
Snow Lake Holdings, Inc.
Snow Lake Holdings, Inc. is a Nevada corporation (“Snow Lake”). It is managed by a Board of Directors. The following sets forth the name and position, as applicable, of each executive officer and director of Snow Lake. Each such person is a citizen of the United States of America. The business address of each officer and director is 100 Morgan Keegan Drive, Suite 500 Little Rock, Arkansas 72202.

Name	Position
Elizabeth S. Campbell	Director
Craig D. Campbell	Director
Robert L. Schulte	Director, Treasurer
Jon E. M. Jacoby	President
C. Ray Gash	Secretary
SG-1890, LLC
SG-1890, LLC is an Arkansas manager-managed limited liability company (“SG-1890”). The sole Manager is The Stephens Group. W. R. Stephens, Jr., as Chief Executive Officer of The Stephens Group and has the ability to make decisions for SG-1890 on behalf of The Stephens Group.

EXHIBIT INDEX

* Exhibit 1	Agreement to File Joint Schedule 13D
* Exhibit 2	Power of Attorney executed by Reporting Persons

*	filed previously